Exhibit 99.2

Non-GAAP Financial Measure

We consider and use non-GAAP financial measures, such as gross billings and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted earnings/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan.

We define gross billings for a specific period as the total amount of consideration for online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our courses and recognize revenue proportionally over an average of the learning periods of different online courses. We define non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to the Company’s shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses, which are non-cash charges. We believe that these non-GAAP financial measures provide useful information to investors in understanding and evaluating our current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures we use may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of gross billings to net revenues, its most directly comparable GAAP measure, of our online courses:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues of online courses	115,003	329,424	607,568	87,272	391,622	1,317,440	194,038
Add: value-added tax	10,153	23,666	53,178	7,639	33,551	114,118	16,807
Add: ending deferred revenue	64,136	129,144	407,861	58,586	296,693	992,393	146,164
Less: beginning deferred revenue	(9,930)	(64,136)	(129,144)	(18,550)	(129,144)	(407,861)	(60,071)

Gross billings of online courses (non-GAAP)	179,362	418,098	939,463	134,947	592,722	2,016,090	296,938

The following table sets forth a reconciliation of gross billings to net revenues, its most directly comparable GAAP measure, of Youdao Premium Courses:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues of Youdao Premium Courses	89,129	284,160	471,943	67,790	307,818	1,130,235	166,466
Add: value-added tax	8,592	20,352	42,416	6,093	26,510	100,779	14,843
Add: ending deferred revenue	54,067	109,105	344,111	49,428	243,128	893,517	131,601
Less: beginning deferred revenue	—	(54,067)	(109,105)	(15,672)	(109,105)	(344,111)	(50,682)

Gross billings of Youdao Premium Courses (non-GAAP)	151,788	359,550	749,365	107,639	468,351	1,780,420	262,228

The following table sets forth a reconciliation of non-GAAP net loss attributable to ordinary shareholders of the Company to net loss attributable to ordinary shareholders of the Company, its most directly comparable GAAP measure:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss attributable to ordinary shareholders of the Company	(133,577)	(239,221)	(637,396)	(91,556)	(431,714)	(1,305,035)	(192,211)
Add: share-based compensation	5,290	6,176	25,074	3,602	5,498	26,901	3,962
Non-GAAP net loss attributable to ordinary shareholders of the Company	(128,287)	(233,045)	(612,322)	(87,954)	(426,216)	(1,278,134)	(188,249)

Key Components of Results of Operations

Net Revenues

We have two reportable segments: (i) learning services and products, and (ii) online marketing services. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions.

The following table sets forth a breakdown of our net revenues, in absolute amounts and as percentages of total net revenues, for the periods indicated.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues
Learning services and products	149,915	32.9	428,716	58.6	851,870	122,364	65.3	539,957	60.4	1,725,672	254,164	83.7
Online marketing services	305,831	67.1	302,882	41.4	453,013	65,071	34.7	354,494	39.6	335,047	49,347	16.3

Total net revenues	455,746	100.0	731,598	100.0	1,304,883	187,435	100.0	894,451	100.0	2,060,719	303,511	100.0

Learning services and products. We currently generate the majority of the net revenues of learning services and products from our online courses, mainly including Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC. In 2017, 2018 and 2019 and for the nine months ended September 30, 2019 and 2020, the net revenues generated from our online courses were RMB115.0 million, RMB329.4 million, RMB607.6 million (US$87.3 million), RMB391.6 million and RMB1,317.4 million (US$194.0 million), respectively, accounting for 76.7%, 76.8%, 71.3%, 72.5% and 76.3%, respectively, of the total net revenues of learning services and products. During the same periods, the net revenues generated from Youdao Premium Courses were RMB89.1 million, RMB284.2 million, RMB471.9 million (US$67.8 million), RMB307.8 million and RMB1,130.2 million (US$166.5 million), respectively, accounting for the vast majority of the total net revenues of our online courses.

The gross billings of our online courses are generated from the tuition fees we receive from our students. We generally bill our students for the entire course tuition upfront at the time of sale of our course packages which could be up to two months before the course actually starts. The tuition fees we collect are initially recorded as deferred revenue and are recognized proportionally over an average of the learning periods of different online courses. The learning period of an online course refers to the period during which the online course is delivered plus the estimated period following the completion of the course during which the students view playback of the course recordings. The learning periods of our Youdao Premium Courses generally range from one month to 12 months. As of December 31, 2018 and 2019 and September 30, 2020, we had deferred revenue of RMB129.1 million, RMB407.9 million (US$58.6 million) and RMB992.4 million (US$146.2 million), respectively, from our online courses. For a reconciliation of our gross billings and net revenues, see “—Non-GAAP Financial Measure.”

In addition to online courses, we also generate net revenues from learning services and products from (i) fee-based premium services, including (a) the licensing of technologies and solutions, including through Youdao Smart Cloud, to business customers, and (b) sales of subscription packages to users of our online knowledge tools, such as Youdao Dictionary, as well as certain interactive learning apps, that allow them to access additional functions, content and privileges; and (ii) sales of smart devices, which currently mainly include Youdao Dictionary Pen and Youdao Pocket Translator.

Online marketing services. We generate net revenues of online marketing services through the provision of different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. Most of our online marketing services are advertising solutions based on performance-based pricing, including those charged on a cost-per-click, or CPC, basis. In 2017, 2018 and 2019 and for the nine months ended September 30, 2019 and 2020, we generated 84.4%, 76.9%, 80.0%, 82.5% and 74.2%, respectively, of the net revenues of our online marketing services from performance-based advertising services. We also offer brand advertising services, which are focused on building advertisers’ brand awareness and presence through their logos and other visual aspects. Our brand advertising services are typically charged as a fixed amount of advertising fees based on the duration of the placement.

We use the number of performance-based advertisers as a key performance metric for our online marketing services segment given that the revenues generated from performance-based advertising services have historically accounted for a significant majority of our online marketing revenues. In 2017, 2018 and 2019 and for the nine months ended September 30, 2019 and 2020, we had approximately 3,000, 1,800, 2,400, 2,100 and 1,300 performance-based advertisers, respectively. We also monitor average total MAUs as an indirect performance metric for our online marketing services segment as we consider it to be a driving factor for the attractiveness of our online marketing services.

Cost of revenues

Our cost of revenues of learning services and products consist primarily of (i) costs associated with our full-time teaching staff and product and service operations personnel, mainly including the salaries and other benefits paid to our instructors and teaching assistants and the fees paid to certain of our instructors pursuant to revenue sharing arrangements; (ii) cost relating to the sales of our smart devices; (iii) payment channel fee charged by third-party online payment providers; (iv) costs of course materials, such as textbooks and exercise books, that we distribute to students of our online courses; and (v) server and bandwidth costs.

Our cost of revenues of online marketing services consist primarily of (i) traffic acquisition costs, which consists primarily of payments to third parties that distribute our advertisers’ advertisements through such third parties’ internet properties; and (ii) payroll-related expenses, which consist primarily of the salaries and other benefits paid to our operation personnel that support our online marketing services.

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of total cost of revenues and as percentages of the total net revenues, for the periods indicated.

	For the Year Ended December 31,										For the Nine Months Ended September 30,
	2017			2018			2019				2019			2020
	RMB	% of total cost of revenues	% of total net revenues	RMB	% of total cost of revenues	% of total net revenues	RMB	US$	% of total cost of revenues	% of total net revenues	RMB	% of total cost of revenues	% of total net revenues	RMB	US$	% of total cost of revenues	% of total net revenues
	(in thousands, except for percentages)
Cost of revenues
Learning services and products	139,600	47.5	30.7	335,127	65.1	45.8	620,669	89,153	66.4	47.6	400,035	61.9	44.8	885,756	130,458	78.3	43.0
Online marketing services	154,207	52.5	33.8	180,006	34.9	24.6	313,592	45,045	33.6	24.0	246,224	38.1	27.5	246,146	36,253	21.7	11.9

Total cost of revenues	293,807	100.0	64.5	515,133	100.0	70.4	934,261	134,198	100.0	71.6	646,259	100.0	72.3	1,131,902	166,711	100.0	54.9

Gross profit

We recorded gross profit of RMB161.9 million, RMB216.5 million and RMB370.6 million (US$53.2 million), respectively, in 2017, 2018 and 2019, and RMB248.2 million and RMB928.8 million (US$136.8 million), respectively, for the nine months ended September 30, 2019 and 2020.

For the nine months ended September 30, 2019 and 2020, our overall gross margin was 27.7% and 45.1%, respectively. During the same periods, the gross margin of learning services and products was 25.9% and 48.7%, respectively, and the gross margin of online marketing services was 30.5% and 26.5%, respectively. In 2017, 2018 and 2019, our overall gross margin was 35.5%, 29.6% and 28.4%, respectively. During the same periods, the gross margin of learning services and products was 6.9%, 21.8% and 27.1%, respectively, and the gross margin of online marketing services was 49.6%, 40.6% and 30.8%, respectively. Historically, we made substantial investments in building our faculty and expanding our online course offerings. As our online course offerings continue to grow and to attract more students, we expect that we will be able to optimize our faculty’s compensation structure and achieve greater economies of scale in respect of course development. As a result, we expect the gross margin of learning services and products to improve in the foreseeable future. We expect the gross margin of online marketing services to stabilize in the long term, although we may experience significant fluctuations in the short term.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses and as percentages of the total net revenues, for the periods indicated.

	For the Year Ended December 31,											For the Nine Months Ended September 30,
	2017			2018			2019					2019		2020
	RMB	% of total operating expenses	% of total net revenues	RMB	% of total operating expenses	% of total net revenues	RMB	US$	% of total operating expenses	% of total net revenues	RMB	% of total operating expenses	% of total net revenues	RMB	US$	% of total operating expenses	% of total net revenues
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	136,412	46.7	29.9	213,405	49.0	29.2	622,884	89,472	64.2	47.7	417,111	64.6	46.6	1,892,237	278,696	82.9	91.8
Research and development expenses	133,092	45.6	29.2	184,020	42.2	25.1	275,367	39,554	28.3	21.1	186,113	28.9	20.8	296,513	43,672	13.0	14.4
General and administrative expenses	22,476	7.7	4.9	38,177	8.8	5.2	73,289	10,527	7.5	5.6	41,856	6.5	4.7	93,080	13,709	4.1	4.5

Total operating expenses	291,980	100.0	64.0	435,602	100.0	59.5	971,540	139,553	100.0	74.4	645,080	100.0	72.1	2,281,830	336,077	100.0	110.7

Sales and marketing expenses. Our sales and marketing expenses consist primarily of (i) expenses relating to our marketing and branding activities, including expenses relating to our online traffic acquisition channels, (ii) payroll-related expenses, which consist primarily of the salaries and other benefits paid to our sales and marketing personnel and (iii) the amounts we pay to third-party service providers to whom we outsource certain of our sales and marketing functions. We expect our sales and marketing expenses to increase in the foreseeable future, including rapid increases in absolute amounts and as a percentage of revenue in the near future, as we continue to invest heavily in our sales, branding and marketing efforts to increase our student and user bases.

Research and development expenses. Our research and development expenses consist primarily of (i) payroll-related expenses, which primarily include the salaries and other benefits paid to our R&D and related personnel; (ii) fees paid to outside vendors for their software testing and other services; and (iii) rentals of premises occupied by our R&D and related personnel. We expect our research and development expenses to increase in the foreseeable future as we continue to invest substantially in technology to enhance our users’ and students’ learning experience.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) payroll-related expenses, which primarily include the salaries and other benefits paid to our management and administrative personnel; (ii) fees paid to third-party professional service providers; and (iii) credit losses allowance provided on the receivables. We expect our general and administrative expenses to increase in the foreseeable future as we incur additional costs as a result of operating as a public company.

Taxation

We had income tax expense of RMB2.4 million and RMB2.4 million (US$0.4 million) for the nine months ended September 30, 2019 and 2020, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong was subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

PRC

Our subsidiaries and VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years. Youdao Information was qualified as an HNTE in 2015 initially and extended the qualification in 2018, and subject to a preferential tax rate of 15% since 2015 to 2020. As of September 30, 2020, Youdao Information was in an accumulative loss status. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Pursuant to the applicable PRC provision regulations and corresponding implementation rules on VAT, our major subsidiaries and VIEs are generally subject to VAT at a rate of 6% for services rendered. We are also subject to cultural development fee on the provision of advertising services in China with an applicable rate of 3% based on the advertising revenue and subject to a 50% reduction which became effective from July 1, 2019. The cultural development fee on the provision of advertising services will be exempted starting on January 1, 2020 until December 31, 2020 according to the Announcement on Tax and Fee Policies to Support the Film and Other Industries issued by the Ministry of Finance and SAT on May 13, 2020 due to the breakout of COVID-19. The entities that are engaged in the sale of learning products are generally required to pay VAT at a rate of 17% or other applicable value added tax rate implemented by the provision regulation of the gross sales proceeds received, less any creditable value added tax already paid or borne by the taxpayer. Pursuant to further VAT reform implemented from May 1, 2018, all industries that were previously subject to VAT at a rate of 17% were adjusted to 16%, and effective from April 1, 2019, the 16% VAT rate was further reduced to 13%. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of COVID-19 issued by Ministry of Finance and SAT, and the Announcement on the Period of Implementation of Tax Policies to Support Epidemic Prevention and Control and to Ensure Supply (collectively, the “Tax Policies”), due to the COVID-19, the VAT from providing daily life services will be exempted starting on January 1, 2020 and ending on December 31, 2020. For the nine months ended September 30, 2020, we recognized RMB29.5 million in other income arising from the VAT exemption according to the Tax Polices.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Youdao HK. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Youdao HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders” in our annual report on Form 20-F for the year ended December 31, 2019.

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. Our results of operations and financial condition in 2020 have been and will continue to be affected by the spread of COVID-19. The COVID-19 outbreak has impact on China’s internet advertising industry in general. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

In 2020, in response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. During 2020, COVID-19 caused temporary closure of many corporate offices and store fronts across China, and we experienced growth in the number of trial users driven by the increased learning demand during the pandemic as a result. In addition, our online advertising services revenue decreased for the nine months ended September 30, 2020, as compared to the same period in 2019, due to the challenging macroeconomic environment in China. However, our online advertising services revenue has been rebounding since the second quarter of 2020. We cannot guarantee that such decrease will not occur again in the future.

During 2020, we took a series of measures in response to the outbreak, including, among others, remote working arrangements for our employees. We temporarily shut down some of our premises and facilities, following all legal directions and safety guidelines with respect to our premises and facilities in operation. These measures, if taken again in the future, could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. We strive to provide quality original content to maintain and expand our user base. We will pay close attention to the development of the COVID-19 outbreak, perform further assessment of its impact and take relevant measures to minimize the impact.

As of September 30, 2020, we had RMB78.0 million (US$11.5 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. As of the same date, we had RMB817.5 million (US$120.4 million) in time deposits and RMB237.4 million (US$35.0 million) in short-term investment. Our principal sources of liquidity have been cash generated from operating activities, our controlling shareholder’s funding support, as well as the proceeds we received from our public offerings of ordinary shares and the concurrent private placement from Orbis.

We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2019.

Results of Operations

The following table summarizes our consolidated results of operations both in absolute amounts and as percentages of our total revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included in Exhibit 99.1 to this report on Form 6-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share/ADS data)
Selected Consolidated Statements of Operations:
Net revenues	455,746	100.0	731,598	100.0	1,304,883	187,435	100.0	894,451	100.0	2,060,719	303,511	100.0
Cost of revenues(1)	(293,807)	(64.5)	(515,133)	(70.4)	(934,261)	(134,198)	(71.6)	(646,259)	(72.3)	(1,131,902)	(166,711)	(54.9)

Gross profit	161,939	35.5	216,465	29.6	370,622	53,237	28.4	248,192	27.7	928,817	136,800	45.1
Operating expenses
Sales and marketing expenses(1)	(136,412)	(29.9)	(213,405)	(29.2)	(622,884)	(89,472)	(47.7)	(417,111)	(46.6)	(1,892,237)	(278,696)	(91.8)
Research and development expenses(1)	(133,092)	(29.2)	(184,020)	(25.1)	(275,367)	(39,554)	(21.1)	(186,113)	(20.8)	(296,513)	(43,672)	(14.4)
General and administrative expenses(1)	(22,476)	(4.9)	(38,177)	(5.2)	(73,289)	(10,527)	(5.6)	(41,856)	(4.7)	(93,080)	(13,709)	(4.5)

Total operating expenses	(291,980)	(64.0)	(435,602)	(59.5)	(971,540)	(139,553)	(74.4)	(645,080)	(72.1)	(2,281,830)	(336,077)	(110.7)

Loss from operations	(130,041)	(28.5)	(219,137)	(29.9)	(600,918)	(86,316)	(46.0)	(396,888)	(44.4)	(1,353,013)	(199,277)	(65.6)
Interest (expense)/ income, net	(29,327)	(6.4)	(23,507)	(3.2)	(18,169)	(2,610)	(1.4)	(16,433)	(1.8)	(1,518)	(224)	(0.1)
Others, net	598	0.1	44,643	6.1	20,064	2,882	1.5	17,192	1.9	51,547	7,592	2.5

Loss before tax	(158,770)	(34.8)	(198,001)	(27.0)	(599,023)	(86,044)	(45.9)	(396,129)	(44.3)	(1,302,984)	(191,909)	(63.2)
Income tax expenses	(5,162)	(1.1)	(11,294)	(1.6)	(2,432)	(349)	(0.2)	(2,441)	(0.3)	(2,434)	(358)	(0.1)

Net loss	(163,932)	(35.9)	(209,295)	(28.6)	(601,455)	(86,393)	(46.1)	(398,570)	(44.6)	(1,305,418)	(192,267)	(63.3)
Net loss/(income) attributable to noncontrolling interests	30,355	6.6	385	0.0	(48)	(7)	0.0	(935)	(0.1)	383	56	0.0

Net loss attributable to the Company	(133,577)	(29.3)	(208,910)	(28.6)	(601,503)	(86,400)	(46.1)	(399,505)	(44.7)	(1,305,035)	(192,211)	(63.3)
Accretions of convertible redeemable preferred shares to redemption value	—	—	(30,311)	(4.1)	(35,893)	(5,156)	(2.8)	(32,209)	(3.6)	—	—	—

Net loss attributable to ordinary shareholders of the Company	(133,577)	(29.3)	(239,221)	(32.7)	(637,396)	(91,556)	(48.9)	(431,714)	(48.3)	(1,305,035)	(192,211)	(63.3)
Net loss per ordinary share/ADS
Basic	(2.04)		(2.80)		(6.68)	(0.96)		(4.69)		(11.60)	(1.71)
Diluted	(2.04)		(2.80)		(6.68)	(0.96)		(4.69)		(11.60)	(1.71)
Weighted average number of ordinary shares/ADSs used in calculating net loss per ordinary share/ADS
Basic	65,387,160		85,346,790		95,445,982	95,445,982		92,000,000		112,517,299	112,517,299
Diluted	65,387,160		85,346,790		95,445,982	95,445,982		92,000,000		112,517,299	112,517,299

Notes:

(1)

The following table sets forth our share-based compensation expenses, including the share-based compensation expenses allocated to us based on awards granted to our employees pursuant to NetEase’s RSU incentive plans.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	2,220	3,055	4,407	633	1,447	3,876	571
Sales and marketing expenses	289	350	2,107	303	688	3,790	558
Research and development expenses	2,773	2,735	9,432	1,355	1,061	11,577	1,705
General and administrative expenses	8	36	9,128	1,311	2,302	7,658	1,128

Total	5,290	6,176	25,074	3,602	5,498	26,901	3,962

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

Net Revenues

Our net revenues increased by 130.4% from RMB894.5 million for the nine months ended September 30, 2019 to RMB2,060.7 million (US$303.5 million) for the nine months ended September 30, 2020.

Learning services and products

Our net revenues generated from learning services and products increased by 219.6% from RMB540.0 million for the nine months ended September 30, 2019 to RMB1,725.7 million (US$254.2 million) for the nine months ended September 30, 2020, primarily driven by substantial increases in revenues from our online courses and, to a lesser extent, from the sales of smart devices and other learning services.

•

Online courses. Our net revenues generated from online courses increased by 236.4% from RMB391.6 million for the nine months ended September 30, 2019 to RMB1,317.4 million (US$194.0 million) for the nine months ended September 30, 2020 which was primarily driven by an increase in the number of paid student enrollments. The paid student enrollments of Youdao Premium Courses, which accounted for the vast majority of the total paid student enrollments of our online courses, increased from approximately 575 thousand for the nine months ended September 30, 2019 to approximately 1,301 thousand for the nine months ended September 30, 2020, primarily as a result of the expansion of our K-12 course offerings and our enhanced brand name among students and parents of our K-12 students. The increase in the net revenues generated from online courses was also driven by an increase in our gross billings per paid student enrollment, which in turn was mainly due to the increased sales of our foreign language courses, which generally have a higher level of gross billings per paid student enrollment than that of other courses. Our gross billings per paid student enrollment of Youdao Premium Courses increased by 68.1% from approximately RMB814 for the nine months ended September 30, 2019 to approximately RMB1,369 (US$201.6) for the nine months ended September 30, 2020.

•

Learning products. Our net revenues generated from distribution of learning products increased significantly from RMB85.0 million for the nine months ended September 30, 2019 to RMB302.6 million (US$44.6 million) for the nine months ended September 30, 2020, mainly due to a significant increase in the sales of Youdao Dictionary Pen 2.0 since its launch in August 2019.

•

Other learning services. Our net revenues generated from other learning services increased by 66.6% from RMB63.4 million for the nine months ended September 30, 2019 to RMB105.6 million (US$15.6 million) for the nine months ended September 30, 2020, primarily driven by an increase in the licensing fees for Youdao Smart Cloud and other enterprise services and increased sales of subscription packages of our online knowledge tools.

Online marketing services

Our net revenues generated from online marketing services decreased by 5.5% from RMB354.5 million for the nine months ended September 30, 2019 to RMB335.0 million (US$49.3 million) for the nine months ended September 30, 2020, primarily due to a decrease in revenues from performance-based advertising services from RMB292.6 million for the nine months ended September 30, 2019 to RMB248.7 million (US$36.6 million) for the nine months ended September 30, 2020. Such decrease was in turn caused by the decreased demand from certain advertising customers.

Cost of revenues

Our cost of revenues increased by 75.1% from RMB646.3 million for the nine months ended September 30, 2019 to RMB1,131.9 million (US$166.7 million) for the nine months ended September 30, 2020.

Learning services and products

Our cost of revenues of learning services and products increased from RMB400.0 million for the nine months ended September 30, 2019 to RMB885.8 million (US$130.5 million) for the nine months ended September 30, 2020, primarily due to (i) an increase in the cost of learning products by 263.3% from RMB58.5 million for the nine months ended September 30, 2019 to RMB212.4 million (US$31.3 million) for the nine months ended September 30, 2020, which was largely driven by the increase in the sale volume of smart devices; (ii) an increase in the amount of the revenues shared with key instructors by 121.9% from RMB102.7 million for the nine months ended September 30, 2019 to RMB227.9 million (US$33.6 million) for the nine months ended September 30, 2020 as we continued to expand our business scales and our faculty; and (iii) an increase in the payroll related expenses by 85.2% from RMB93.7 million for the nine months ended September 30, 2019 to RMB173.5 million (US$25.6 million) for the nine months ended September 30, 2020, mainly driven by the increased salaries and other benefits paid to our instructors and teaching assistants as more teaching assistants were engaged to support the expansion of our online course offerings. The total number of our full-time teaching staff and product and service operations personnel increased from 508 as of September 30, 2019 to 2,355 as of September 30, 2020.

Online marketing services

Our cost of revenues of online marketing services slightly decreased from RMB246.2 million for the nine months ended September 30, 2019 to RMB246.1 million (US$36.3 million) for the nine months ended September 30, 2020, which was largely consistent with the decline in our revenue over the same period.

Gross profit & gross margin

The gross margin of learning services and products increased from 25.9% for the nine months ended September 30, 2019 to 48.7% for the nine months ended September 30, 2020, primarily attributable to the improved gross margin of our online courses, which in turn was driven by improved economies of scale and the continuous optimization of faculty compensation structure. The gross margin of online marketing services decreased from 30.5% for the nine months ended September 30, 2019 to 26.5% for the nine months ended September 30, 2020, primarily due to the distribution of advertisements through third parties’ internet properties, which typically had a lower gross margin profile than same period last year.

Our overall gross profit increased by 274.2% from RMB248.2 million for the nine months ended September 30, 2019 to RMB928.8 million (US$136.8 million) for the nine months ended September 30, 2020. Our overall gross margin was 27.7% and 45.1%, respectively, for the nine months ended September 30, 2019 and 2020. The increase in our overall gross margin was due to the increase in revenue portion of learning services and product as well as an improved gross margin level of learning services and products.

Operating expenses

Our total operating expenses increased by 253.7% from RMB645.1 million for the nine months ended September 30, 2019 to RMB2,281.8 million (US$336.1 million) for the nine months ended September 30, 2020.

Sales and marketing expenses

Our sales and marketing expenses increased by 353.7% from RMB417.1 million for the nine months ended September 30, 2019 to RMB1,892.2 million (US$278.7 million) for the nine months ended September 30, 2020, which was mainly due to a significant increase in marketing spending from RMB323.3 million for the nine months ended September 30, 2019 to RMB1,496.0 million (US$220.3 million) for the nine months ended September 30, 2020 driven by our intensified sales and marketing efforts associated with student acquisition and branding enhancement. The increase in our sales and marketing expenses was also driven by a 289.8% increase in the payroll-related expenses, due to increase in the number of our sales and marketing employees and the amount of sales and marketing services we sourced from third-party service providers as we continued to increase our sales and marketing efforts. The number of our sales and marketing employees increased from 467 as of September 30, 2019 to 618 as of September 30, 2020.

Research and development expenses

Our research and development expenses increased by 59.3% from RMB186.1 million for the nine months ended September 30, 2019 to RMB296.5 million (US$43.7 million) for the nine months ended September 30, 2020, which was primarily attributable to a 60.1% increase in the payroll-related expenses from RMB159.7 million for the nine months ended September 30, 2019 to RMB255.7 million (US$37.7 million) for the nine months ended September 30, 2020, mainly driven by the increased number of our R&D and related personnel and their increased share-based compensation expenses since the completion of our initial public offering. The number of our R&D and related personnel increased from 601 as of September 30, 2019 to 850 as of September 30, 2020.

General and administrative expenses

Our general and administrative expenses increased by 122.4% from RMB41.9 million for the nine months ended September 30, 2019 to RMB93.1 million (US$13.7 million) for the nine months ended September 30, 2020, which was mainly attributable to increases in both the number of our general and administrative staff and their compensation level, and, to a lesser extent, the increased credit losses allowance on the doubtful receivables. The number of our general and administrative staff increased from 48 as of September 30, 2019 to 120 as of September 30, 2020.

Net loss

As a result of the foregoing, our net losses were RMB398.6 million and RMB1,305.4 million (US$192.3 million), respectively, for the nine months ended September 30, 2019 and 2020.

Liquidity and Capital Resources

Cash flows and working capital

Our sources of liquidity primarily include short-term loans from NetEase Group and the proceeds received from the sale and issuance of our shares. For details of the loans from NetEase Group.

We had working capital deficit (being total current liabilities exceeded that of total current assets) as of December 31, 2018 and September 30, 2020, and a positive working capital (being total current assets exceeded that of total current liabilities) as of December 31, 2019. As of September 30, 2020, we had outstanding interest-bearing short-term loans payable to NetEase Group in the amount of RMB878.0 million (US$129.3 million), representing approximately 31.2% of our current liabilities. These loans are generally repayable within one year and were used to provide working capital for the daily operations of our business. In support of our future business, NetEase has also agreed to provide financial support to our continuous operations in the next twelve months. In addition, NetEase has agreed to us that as long as we are controlled by NetEase, these loans will be automatically extended for a period of eleven months each time upon our prior written request. Repayment of such loans would materially and adversely affect our liquidity, financial position and cash flow.

We believe that our existing cash, cash equivalents, time deposits and short-term investments balance as of September 30, 2020 as well as continuous funding support from our controlling shareholder NetEase would be sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, including the net proceeds we received from our initial public offering and the concurrent private placements to Orbis in October 2019. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and our VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to applicable approval, registration, filings and reporting procedures with government authorities and limits on the amount of capital contributions and loans. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering and the concurrent private placements to Orbis to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.” in our annual report on Form 20-F for the year ended December 31, 2019.

The following table presents our summary consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(87,138)	(100,330)	(372,270)	(53,474)	(342,870)	(450,787)	(66,394)
Net cash (used in)/provided by investing activities	(10,836)	(374,000)	(1,084,005)	(155,706)	279,384	340,923	50,213
Net cash provided by financing activities	107,765	475,117	1,587,669	228,054	74,832	19,134	2,818
Effect of exchange rate changes on cash and cash equivalents	—	1,120	196	28	1,805	(4,623)	(681)

Net increase/(decrease) in cash and cash equivalents	9,791	1,907	131,590	18,902	13,151	(95,353)	(14,044)
Cash and cash equivalents at beginning of the year/period	30,040	39,831	41,738	5,995	41,738	173,328	25,528

Cash and cash equivalents at end of the year/period	39,831	41,738	173,328	24,897	54,889	77,975	11,484

Operating activities

Net cash used in operating activities was RMB450.8 million (US$66.4 million) for the nine months ended September 30, 2020. The difference between our net loss of RMB1,305.4 million (US$192.3 million) and the net cash used in operating activities was mainly due to (i) an increase of contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB608.8 million (US$89.7 million) due to the increased gross billings of online courses; (ii) an increase in accrued liabilities and other payables of RMB392.1 million (US$57.7 million) which mainly consisted of accrued liabilities for learning services and accrued marketing expenses and outsourcing labor service fees, resulting from the growth of our business and our increased marketing and promotion activities; and (iii) an increase in accounts payable of RMB56.5 million (US$8.3 million) due to increased purchase of learning products and deferred payments to suppliers, partially offset by (i) an increase in accounts receivable of RMB143.2 million (US$21.1 million) primarily arising from the increased receivables from third-party online payment which resulted from an increase in the amount of tuition fees collected through such payment providers; (ii) an increase in prepayment and other current assets of RMB79.7 million (US$11.7 million); and (iii) a decrease in long-term lease liabilities of RMB22.3 million (US$3.3 million) due to payment of rentals. Historically, the tuition fees collected through third-party online payment providers were usually settled within 60 days.

Net cash used in operating activities was RMB342.9 million for the nine months ended September 30, 2019. The difference between our net loss of RMB398.6 million and the net cash used in operating activities was mainly due to (i) an increase of contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB166.1 million due to increased gross billings of our online courses; and (ii) an increase in accrued liabilities and other payables of RMB72.2 million which mainly consisted of accrued liabilities for learning services and accrued marketing expenses, resulting from the growth of our business and our increased marketing and promotion activities, partially offset by (i) an increase in accounts receivable of RMB84.9 million primarily arising from increased receivables from third-party online payment which resulted from an increase in the amount of tuition fees collected through such payment providers; (ii) an increase in prepayment and other current assets of RMB61.0 million; (iii) an increase in inventory of RMB29.0 million; and (iv) a decrease in payroll payable of RMB25.5 million. Historically, the tuition fees collected through third-party online payment providers were usually settled within 60 days.

Investing activities

Net cash provided by investing activities for the nine months ended September 30, 2020 was RMB340.9 million (US$50.2 million), which was mainly attributable to (i) the proceeds received from the maturities of time deposits of RMB510.2 million (US$75.2 million); and (ii) the proceeds received from maturities of short-term investments of RMB465.0 million (US$68.5 million), partially offset by (i) the purchases of short-term investments of RMB578.0 million (US$85.1 million) with variable interest rates; (ii) the purchases of property and equipment of RMB20.9 million (US$3.1 million); (iii) the purchases of time deposits placed with banks with original maturities between three to twelve months of RMB20.7 million (US$3.0 million); and (iv) the payment for equity investments and cash consideration paid for business combination net of cash acquired of RMB14.9 million (US$2.2 million).

Net cash provided by investing activities for the nine months ended September 30, 2019 was RMB279.4 million, which was mainly attributable to (i) the proceeds we received from the maturities of time deposits of RMB498.3 million; and (ii) the proceeds received from maturities of short-term investments of RMB106.9 million, partially offset by (i) the purchases of time deposit we placed with banks with original maturities between three to twelve months of RMB251.7 million; (ii) the purchases of short-term investments of RMB62.0 million with variable interest rates; and (iii) the purchases of property and equipment of RMB13.7 million.

Financing activities

Net cash provided by financing activities for the nine months ended September 30, 2020 was RMB19.1 million (US$2.8 million), which was mainly attributable to the proceeds received from the issuance of ordinary shares granted to our employees pursuant to incentive plans of RMB27.0 million (US$4.0 million), partially offset by payment for initial public offering expenses of RMB7.9 million (US$1.2 million).

Net cash provided by financing activities for the nine months ended September 30, 2019 was RMB74.8 million, which was attributable to the funding from NetEase Group of RMB75.6 million.